ELEMENTAL ROYALTY COMPLETES THE ACQUISITION OF VIZSLA ROYALTIES AND ITS 2-3.5%
NSR ROYALTIES ON THE PANUCO PROJECT

September 15, 2026 - Denver, Colorado and Vancouver, British Columbia: Elemental Royalty Corporation (NASDAQ: ELE) (TSX: ELE) ("Elemental") and Vizsla Royalties Corp. (TSX-V: VROY) (OTCQX: VROY) ("Vizsla Royalties" and, together with Elemental, the "Companies") jointly announce that Elemental has completed its previously announced acquisition of all of the issued and outstanding common shares of Vizsla Royalties by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction").

Through the Transaction, Elemental has acquired Vizsla Royalties' 2.0% to 3.5% net smelter returns royalties (the "Panuco Royalties") on Vizsla Silver Corp.'s Panuco silver-gold project in Mexico. The Panuco Royalties are life-of-mine interests with no caps, buybacks or step-downs and cover the entire existing resources at Panuco.

Elemental Chief Executive Officer, David M. Cole, commented: "Closing the acquisition of Vizsla Royalties is another major step in Elemental's growth and adds one of the sector's most compelling development royalties to our portfolio. The Panuco Royalties provide uncapped, life-of-mine exposure to a high-grade, large-scale silver-gold project with a clear path toward production and significant district-scale exploration potential. We are delighted to welcome former Vizsla Royalties shareholders to Elemental and look forward to partnering with the Vizsla Silver team as it advances Panuco and continues to unlock the broader district."

Transaction

Under the terms of the Transaction, Vizsla Royalties shareholders were entitled to elect to receive, for each Vizsla Royalties common share, C$4.13 in cash, 0.15 of an Elemental common share, or a combination of cash and Elemental common shares, subject to rounding and proration based on a maximum aggregate cash consideration of approximately C$82 million.

Following the elections and proration, Elemental paid aggregate cash consideration of approximately C$82 million and issued approximately 8,107,478 Elemental common shares to former Vizsla Royalties shareholders, subject to rounding. Former Vizsla Royalties shareholders now own approximately 11.19% of the outstanding Elemental common shares.

All outstanding options and other securities of Vizsla Royalties were treated in accordance with the plan of arrangement. The Elemental common shares issued in the Transaction were issued in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

Next Steps

The Vizsla Royalties common shares are expected to be delisted from the TSX Venture Exchange on or about the close of business on September 16, 2026 and to cease to be quoted on the OTCQX. Vizsla Royalties will also apply to the Canadian securities regulators to cease to be a reporting issuer in the applicable jurisdictions immediately following the delisting.

Further details of the Transaction are set out in the Arrangement Agreement dated May 13, 2026, and the management information circular of Vizsla Royalties dated June 9, 2026 prepared in connection with the Transaction, each of which is available under Vizsla Royalties' profile on SEDAR+ at www.sedarplus.ca.

Early Warning Disclosure

Prior to the Transaction, Elemental held nil common shares of Vizsla Royalties. Following the completion of the Transaction, Elemental holds all of the issued and outstanding common shares of Vizsla Royalties. An early warning report will be filed by Elemental under Vizsla Royalties' profile on SEDAR+ at www.sedarplus.ca in accordance with applicable Canadian securities laws. To obtain a copy of the early warning report, please contact the Corporate Secretary of Elemental at 604-688-6390 or info@elementalroyalty.com. Elemental's registered office is located at 905 - 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4.

Elemental Royalty Corporation and Vizsla Royalties Corp. | www.elementalroyalty.com

info@elementalroyalty.com

Financial Advisors and Legal Counsel

Scotiabank acted as financial advisor to Elemental.

Bennett Jones LLP acted as legal counsel to Elemental.

GenCap Mining Advisory Ltd. acted as financial advisor to Vizsla Royalties and Canaccord Genuity Corp. acted as financial advisor to the Vizsla Royalties special committee.

Cassels Brock & Blackwell LLP acted as legal counsel to Vizsla Royalties. Blake, Cassels & Graydon LLP acted as legal counsel to the Vizsla Royalties special committee.

For further information contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K106

About Elemental Royalty Corporation

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus' track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental trades on Nasdaq and on the Toronto Stock Exchange under the ticker symbol "ELE".

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain "forward-looking statements" and certain "forward-looking information" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include, but are not limited to, statements regarding the expected benefits of the Transaction; the expected significance of the Panuco Royalties to Elemental's portfolio; the development, production potential, growth and exploration prospectivity of the Panuco project; the integration of Vizsla Royalties and its assets into Elemental; the timing of the cessation of trading and delisting of the Vizsla Royalties common shares; and Vizsla Royalties ceasing to be a reporting issuer.

Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plan", "potential" or similar terminology. Forward-looking statements are based on the Companies' current expectations, estimates, projections and assumptions, including assumptions regarding the ongoing operation and development of the properties in which Elemental holds royalty or other interests, the accuracy of public statements and disclosure by the owners and operators of those properties, current and future market conditions and Elemental's ability to execute its business strategy.

Elemental Royalty Corporation and Vizsla Royalties Corp. | www.elementalroyalty.com

info@elementalroyalty.com

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. These include the ability to integrate the assets acquired in the Transaction and realize the anticipated benefits; the absence of control over mining operations from which Elemental receives royalties; risks related to international operations, government relations and environmental regulation; delays in exploration, permitting, development or production; geological, metallurgical and technical risks; commodity price and currency fluctuations; title matters; competition; the availability and cost of financing; and the other risks described in Elemental's and Vizsla Royalties' most recent annual information forms and management's discussion and analysis filed under their respective profiles on SEDAR+ at www.sedarplus.ca and, in Elemental's case, on EDGAR at www.sec.gov.

Although the Companies believe the assumptions and expectations reflected in the forward-looking statements are reasonable, there can be no assurance that they will prove to be correct. Readers should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this news release, and the Companies undertake no obligation to update or revise them except as required by applicable law.

Elemental Royalty Corporation and Vizsla Royalties Corp. | www.elementalroyalty.com

info@elementalroyalty.com